Exhibit 11
COMPUTATION OF EARNINGS (LOSS) PER SHARE

	Year Ended December 31,
	2006	2005
BASIC

Net Loss	($2,963,154)	($995,458)
/ Weighted Average Shares	706,494	100

Basic Earnings (Loss) Per Share	($4.19)	($9,954.58)

DILUTED

Net Loss	($2,963,154)	($995,458)
/ Weighted Average Shares	706,494	100

Diluted Earnings (Loss) Per Share	($4.19)	($9,954.58)